Volvo's First City Buses in India Operating

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 25, 2006--Volvo's first city buses in India have now started operating in Bangalore. The city's inhabitants get an exclusive low entry city bus with air conditioning.
    Volvo Buses has had a major success in India with its luxurious air-conditioned intercity buses. Volvo has a 60 per cent market share in this segment. But this is a question of relatively small volumes. Volvo Buses sold around 400 of these buses in India last year.
    Volvo Buses has the chance of achieving significantly larger volumes with the introduction of city buses. The city bus market is estimated at around 10,000 buses per year.
    To begin with in Bangalore there will be 25 buses in service on five different routes around the city. Ticket prices will be three times as expensive as the buses used today, but comfort will also be an experience.
    On India's city buses today you need to climb three high steps just to get into the bus, there is no air conditioning and to deal with the heat the windows are kept open, making it very noisy and allowing exhaust fumes into the bus.

Lemon in front of the tyres

    Volvo's city bus is built using the B7RLE chassis and the bodywork is based on the Volvo 8700. They have low entry, wheelchair ramp and air conditioning.
    The chassis are assembled at Volvo's factory outside Bangalore while a local company does the bodybuilding.
    The opening ceremony was a magnificent occasion. Three of the buses were displayed outside the impressive parliament building in Bangalore in front of many invited guests and journalists. The buses were given a religious blessing and a lemon was placed in front of each tyre. This provides prosperity and success by driving over them on the maiden journey.
    Most city bus companies in India will follow services with the first buses with great interest. If these services in Bangalore are a success then Volvo Buses has many opportunities to organise more, bigger deals in the country.

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    Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Per-Martin Johansson, +46 31 322 52 00